SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                   Three-year period ending December 31, 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

              Statement Pursuant to Section 12(i) of Public Utility
                     Holding Company Act of 1935, as amended
                        ("PUCHA"), and Rule 71 thereunder
                 by a Person Regularly Employed or Retained by a
               Registered Holding Company or a Subsidiary Thereof


1.   Name and business address of person filing statement.

     James E. Rogers
     Cinergy Corp.
     139 East Fourth Street
     Cincinnati, Ohio 45202

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     Not applicable.

3.   Registered   holding   company  and  subsidiary   companies  by  which  the
     undersigned is regularly employed or retained.

     Cinergy Corp. and its subsidiary companies

4. Position or relationship in which the undersigned is employed or retained by Cinergy Corp. or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

     Chairman, President and Chief Executive Officer of Cinergy Corp. and Cinergy Services, Inc.

     Chairman and Chief Executive Officer of PSI Energy, Inc., The Cincinnati Gas & Electric Company, Lawrenceburg Gas Company, The Union Light, Heat and Power Company, Miami Power Corporation, KO Transmission Company, and Cinergy Investments, Inc.

     In addition to the foregoing positions, the undersigned may be employed in the same position or other positions with other of the companies in the Cinergy system.

     In such capacities, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of the Public Utility Holding Company Act of 1935, as amended, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

     It is anticipated that the amount, nature and source of compensation to be received by the undersigned for the current year from the companies described in item 3 above may be set forth in detail in a proxy statement for use in connection with the 2001 annual meeting of shareholders of Cinergy Corp. (the "Cinergy 2001 Proxy Statement"), copies of which shall be duly filed with the Commission, in accordance with the Securities Exchange Act of 1934 and the proxy regulations thereunder. A portion of the compensation described therein may be attributable to activities within the scope of Section 12(I). In any event, it is anticipated that the base salary to be paid to the undersigned for the current year will not exceed $1,500,000.

     During the calendar years 2002 and 2003, it is estimated that the undersigned will receive compensation comparable to that received in 2001, but the exact amount and basis of compensation cannot presently be forecast with any degree of precision. The undersigned receives compensation payments from Cinergy Services, Inc., which in turn may charge or allocate all or a portion of such compensation expense to one or more of the other companies described in item 3 above in accordance with applicable service agreements and orders of the Commission.

     (b) Basis for compensation if other than salary.

     Information relating to the basis of any non-salary compensation paid to the undersigned will be set forth in the Cinergy 2001 Proxy Statement. Certain portions of the undersigned's compensation are determined pursuant to an employment agreement between Cinergy Corp. and the undersigned. Other elements of the undersigned's compensation are determined pursuant to the terms of benefit plans or by the payor's board of directors.



     Date: March 26, 2001                 Signed: /s/James E. Rogers